March 18, 2019

VIA EDGAR

Ms. Jessica Livingston

Ms. Pam Long

Mr. Stephen Kim

Mr. Robert Klein

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Request for Effectiveness for UP Fintech Holding Limited (CIK No. 0001756699)

Registration Statement on Form F-1, As Amended (File No. 333-229808)

Registration Statement on Form 8-A (File No. 001-38833)

Dear Ms. Livingston, Ms. Long, Mr. Kim and Mr. Klein:

Pursuant to Rule 461 (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), UP Fintech Holding Limited (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to 4:00 p.m. Eastern Daylight Time, on March 19, 2019, or as soon thereafter as practicable.

The Registrant also requests that the above-referenced Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), covering the American depositary shares representing Class A ordinary shares of the Registrant, be declared effective concurrently with the Form F-1 Registration Statement (the “Form 8-A Registration Statement”, together with the Registration Statement on Form F-1, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, in which case the Registrant may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Registrant or by any attorney from the Registrant’s U.S. counsel, O’Melveny & Myers LLP.

The Registrant confirms that it is aware of its responsibilities under the Securities Act and the Exchange Act, as they relate to the registrations of the securities specified in the above-referenced Registration Statements.

The Registrant understands that the representatives of the underwriters of the offering have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statements is the responsibility of the Registrant and that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statements by telephone call to Mr. Ke Geng, Esq. of O’Melveny & Myers LLP at +86 1391 093 9617 or via e-mail at kgeng@omm.com.

Please contact Mr. Ke Geng, Esq. via telephone at +86 1391 093 9617 or via e-mail at kgeng@omm.com, to communicate any questions you might have regarding this letter or the Registration Statements. Thank you for your cooperation in this matter.

Very truly yours,

UP FINTECH HOLDING LIMITED

By:	/s/ Tianhua Wu
	Name:	Tianhua Wu
	Title:	Chief Executive Officer and Director

cc:              Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Li Han, Esq., Partner, O’Melveny & Myers LLP